
Mail Stop 7010   December 1, 2008

Mark Alsentzer
Chief Executive Officer
Pure Earth, Inc.
One Neshaminy Interplex
Suite 201
Trevose, Pennsylvania 19053

      Re: **Pure Earth, Inc.**
            Amendment No. 3 to Registration Statement on Form 10
            Filed November 4, 2008
            File No. 000-53287

Dear Mr. Alsentzer:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                            Sincerely,

                            Jessica S. Kane
                            Staff Attorney

      cc: Jeffrey M. Taylor
            Blank Rome LLP
            One Logan Square
            Philadelphia, Pennsylvania 19103